UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 1*)

                               Fresh America Corp.
                                (Name of Issuer)

                    Warrants (exercisable into common stock)
                         (Title of Class of Securities)

                                   35803R 6# 7
                                 (CUSIP Number)

                                 Marcia A. Casey
                                 Senior Counsel
                      John Hancock Financial Services, Inc.
                                     T-30-12
                               Post Office Box 111
                           Boston, Massachusetts 02117
                                 (617) 572-9183

       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                November 30, 2001
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.|_|.

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      *The shares of Fresh America Corp. held by John Hancock Financial Services, Inc. and its subsidiary entities were reallocated among the various joint filers.

                         (Continued on following pages)

                              (Page 1 of 11 pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                           ------------------
CUSIP No. 35803R6#7                    13D                    Page 2 of 11 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      John Hancock Financial Services, Inc.
      I.R.S. No. 04-3483032
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      See Item 3
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                            |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                          7     SOLE VOTING POWER

                                45,414,529: 38,602,350 through its direct,
                                wholly-owned subsidiary JHLICO and
                                6,812,179 through its indirect,
                                wholly-owned subsidiary John Hancock
                                Variable Life Insurance Company
                          ------------------------------------------------------
                          8     SHARED VOTING POWER
     NUMBER OF
       SHARES                   -0-
    BENEFICIALLY          ------------------------------------------------------
      OWNED BY            9     SOLE DISPOSITIVE POWER
        EACH
     REPORTING                  45,414,529: 38,602,350 through its direct,
       PERSON                   wholly-owned subsidiary JHLICO and
        WITH                    6,812,179 through its indirect,
                                wholly-owned subsidiary John Hancock
                                Variable Life Insurance Company

                          ------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      See Rows 7 and 9.
--------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                                |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      84.4% as described in Rows 7 and 9.
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      HC
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP No. 35803R6#7                    13D                    Page 3 of 11 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      John Hancock Life Insurance Company
      I.R.S. No. 04-1414660
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      See Item 3
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                     |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Massachusetts
--------------------------------------------------------------------------------
                          7     SOLE VOTING POWER

                                38,602,350 directly and 6,812,179 through its
                                indirect, wholly-owned subsidiary John Hancock
                                Variable Life Insurance Company
                          ------------------------------------------------------
                          8     SHARED VOTING POWER
     NUMBER OF
       SHARES                   -0-
    BENEFICIALLY          ------------------------------------------------------
      OWNED BY            9     SOLE DISPOSITIVE POWER
        EACH
     REPORTING                  38,602,350 directly and 6,812,179 through its
       PERSON                   indirect, wholly-owned subsidiary John Hancock
        WITH                    Variable Life Insurance Company
                          ------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      38,602,350
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                                |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      84.4%      See Item 4
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IC, IA
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP No. 35803R6#7                    13D                    Page 4 of 11 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      John Hancock Variable Life Insurance Company
      I.R.S. No. 04-2664016
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      See Item 3
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                     |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Massachusetts
--------------------------------------------------------------------------------
                          7     SOLE VOTING POWER

                                6,812,179
                          ------------------------------------------------------
                          8     SHARED VOTING POWER
     NUMBER OF
       SHARES                   -0-
    BENEFICIALLY          ------------------------------------------------------
      OWNED BY            9     SOLE DISPOSITIVE POWER
        EACH
     REPORTING                  6,812,179
       PERSON             ------------------------------------------------------
        WITH              10    SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,812,179
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                                |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      44.8%    See Item 4
--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*

            IC, IA
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP No. 35803R6#7                    13D                    Page 5 of 11 Pages
-------------------                                           ------------------

Item 1. Security and Issuer.

      This statement relates to Warrants to purchase Common Stock (the "Warrants"), $.01 par value per share (provided however that par value is expected to change to $.001 per share upon the approval and filing of the Amended and Restated Articles of Incorporation of the Issuer as described in
Item 4), of Fresh America Corp. (the "Issuer"). The principal executive offices of the Issuer are located at 6600 LBJ Freeway, Suite 180, Dallas, Texas 75240.

Item 2. Identity and Background

      The persons filing this statement are John Hancock Financial Services, Inc., a Delaware corporation ("JHFS"), its direct, wholly-owned subsidiary, John Hancock Life Insurance Company, a Massachusetts corporation, ("JHLICO"), and JHLICO's direct, wholly-owned subsidiary John Hancock Variable Life Insurance Company ("JHVLICO), a Massachusetts corporation, (collectively, the "Reporting Persons").

      JHFS's principal business is diversified financial services. JHLICO's and JHVLICO's principal business is life insurance. The principal office and business address for the Reporting Persons is located at John Hancock Place, P.O. Box 111, Boston, Massachusetts 02117.

      The name, residence or business address and principal occupation or employment of each of the executive officers and directors of the Reporting Persons are set forth in Attachments A, B, and C, respectively. Except as otherwise noted in Attachments A, B, or C, each is a citizen of the United States of America and neither the Reporting Persons nor any such person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been party to any civil proceeding which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

      There has been no change to Item 3 "Source and Amount of Funds or Other Consideration" as was reported in Schedule 13D filed with the SEC on September 17, 2001.

Item 4. Purpose of Transaction

      There has been no change to Item 3 "Purpose of Transaction" as was reported in Schedule 13D filed with the SEC on September 17, 2001.

-------------------                                           ------------------
CUSIP No. 35803R6#7                    13D                    Page 6 of 11 Pages
-------------------                                           ------------------

Item 5. Interest in Securities of the Issuer

      This Schedule 13D Amendment No. 1 is being filed to reflect a reallocation in the securities of the Issuers as follows:

                   17,550  John Hancock Life Insurance Company
                    4,050 John Hancock Variable Life Insurance Company 2,700 Signature 1A (Cayman), Ltd.
                    2,700  Signature 3 Limited ("Signature 3")

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      There has been no change to Item 6 "Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer" as was reported in Schedule 13D filed with the SEC on September 17, 2001.

Item 7. Material to Be Filed as Exhibits

      None

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CUSIP No. 35803R6#7                    13D                    Page 7 of 11 Pages
-------------------                                           ------------------

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and current.

December 10, 2001

                    John Hancock Financial Services, Inc.

                    By: /s/ Barry J. Rubenstein
                        -------------------------------------------
                        Name: Barry J. Rubenstein
                        Title: Vice President, Counsel & Secretary

                    John Hancock Life Insurance Company

                    By: /s/ Roger G. Nastou
                        -------------------------------------------
                        Name: Roger G. Nastou
                        Title: Vice President

                    John Hancock Variable Life Insurance Company

                    By: /s/ Michele G. Van Leer
                        -------------------------------------------
                        Name: Michele G. Van Leer
                        Title: Chairman

-------------------                                           ------------------
CUSIP No. 35803R6#7                    13D                    Page 8 of 11 Pages
-------------------                                           ------------------

                                  ATTACHMENT A

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

                DIRECTORS AND EXECUTIVE OFFICERS (as of 9/14/01)

Name                               Business or                            Positions with JHFS and Present
                                   Residential Address                    Principal Occupation

I. MacAllister Booth               68 Barnes Hill Road                    Director - JHFS
                                   Concord, MA  01742

Wayne A. Budd                      John Hancock Place                     Director - Executive Vice President and
                                   P.O. Box 111                           General Counsel  - JHFS
                                   Boston, MA 02117

John M. Connors, Jr.               200 Clarendon Street                   Director - JHFS; CEO and Director of
                                   Boston, MA 02116                       Hill, Holiday, Connors, Cosmopulos, Inc.

David F. D'Alessandro              John Hancock Place                     Director, Chairman and Chief Executive
                                   P.O. Box 111                           Officer - JHFS
                                   Boston, MA 02117

Robert E. Fast, Esq.               60 State Street                        Director - JHFS; Senior Partner of Hale
                                   Boston, MA 02109                       and Dorr

Dr. Kathleen Foley Feldstein       147 Clifton Street                     Director - JHFS; President of Economics
                                   Belmont, MA 02178                      Studies, Inc.

Nelson S. Gifford                  75 Federal Street                      Director - JHFS; Principal, Fleetwing
                                   Suite 1100                             Capital
                                   Boston, MA 02110-1911

Thomas P. Glynn                    800 Boylston Street                    Director - JHFS; Chief Operating
                                   Boston, MA  02199                      Officer, Partners Healthcare System

Michael C. Hawley                  P.O. Box 111                           Director - JHFS
                                   Boston, MA  02117

Edward H. Linde                    800 Boylston Street                    Director - JHFS; President and CEO of
                                   Boston, MA  02199                      Boston Properties, Inc.

Judith A. McHale                   7700 Wisconsin Avenue                  Director - JHFS; President and Chief Operating
                                   Bethesda, MD  20814                    Officer of Discovery Communications, Inc.

R. Robert Popeo, Esq.              One Financial Center                   Director - JHFS; Chairman, Mintz, Levin,
                                   Boston, MA  02111                      Cohn, Ferris, Glovsky and Popeo, P.C.

Richard F. Syron                   81 Wyman Street                        Director - JHFS; Chairman, President and
                                   Waltham, MA  02454                     CEO of Thermo Electron Corporation

Robert J. Tarr, Jr.                200 Wheeler Road                       Director - JHFS; Chairman, President and
                                   Burlington, MA  01803                  CEO of HomeRuns.com

-------------------                                           ------------------
CUSIP No. 35803R6#7                    13D                    Page 9 of 11 Pages
-------------------                                           ------------------

                                  ATTACHMENT B

                       JOHN HANCOCK LIFE INSURANCE COMPANY

                DIRECTORS AND EXECUTIVE OFFICERS (as of 9/14/01)

Name                               Business or                            Positions with JHLICO and Present
                                   Residential Address                    Principal Occupation
Foster L. Aborn                    John Hancock Place                     Director - JHLICO
                                   P.O. Box 111
                                   Boston, MA  02117

I. MacAllister Booth               68 Barnes Hill Road                    Director - JHLICO
                                   Concord, MA  01742

Wayne A. Budd                      John Hancock Place                     Director - Executive Vice President and
                                   P.O. Box 111                           General Counsel  - JHLICO
                                   Boston, MA 02117

John M. Connors, Jr.               200 Clarendon Street                   Director - JHLICO; CEO and Director of
                                   Boston, MA 02116                       Hill, Holiday, Connors, Cosmopulos, Inc.

David F. D'Alessandro              John Hancock Place                     Director, Chairman and Chief Executive
                                   P.O. Box 111                           Officer - JHLICO
                                   Boston, MA 02117

John M. DeCiccio                   John Hancock Place                     Director - JHLICO; Executive Vice
                                   P.O. Box 111                           President and Chief Investment Officer -
                                   Boston, MA  02117                      JHLICO

Robert E. Fast, Esq.               60 State Street                        Director - JHLICO; Senior Partner of
                                   Boston, MA 02109                       Hale and Dorr

Dr. Kathleen Foley Feldstein       147 Clifton Street                     Director - JHLICO; President of
                                   Belmont, MA 02178                      Economics Studies, Inc.

Nelson S. Gifford                  75 Federal Street                      Director - JHLICO; Principal, Fleetwing
                                   Suite 1100                             Capital
                                   Boston, MA 02110-1911

Thomas P. Glynn                    800 Boylston Street                    Director - JHLICO; Chief Operating
                                   Boston, MA  02199                      Officer, Partners Healthcare System

Michael C. Hawley                  John Hancock Place                     Director - JHLICO
                                   P.O. Box 111
                                   Boston, MA  02117

Edward H. Linde                    800 Boylston Street                    Director - JHLICO; President and CEO of
                                   Boston, MA  02199                      Boston Properties, Inc.


Judith A. McHale                   7700 Wisconsin Avenue                  Director - JHLICO; President and Chief
                                   Bethesda, MD  20814                    Operating Officer of Discovery
                                                                          Communications, Inc.

R. Robert Popeo, Esq.              One Financial Center                   Director - JHLICO; Chairman, Mintz,
                                   Boston, MA  02111                      Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Richard F. Syron                   81 Wyman Street                        Director - JHLICO; Chairman, President
                                   Waltham, MA  02454                     and CEO of Thermo Electron Corporation

-------------------                                          -------------------
CUSIP No. 35803R6#7                    13D                   Page 10 of 11 Pages
-------------------                                          -------------------

Name                               Business or                            Positions with JHLICO and Present
                                   Residential Address                    Principal Occupation
Robert J. Tarr, Jr.                200 Wheeler Road                       Director - JHLICO; Chairman, President
                                   Burlington, MA  01803                  and CEO of HomeRuns.com

-------------------                                          -------------------
CUSIP No. 35803R6#7                    13D                   Page 11 of 11 Pages
-------------------                                          -------------------

                                  ATTACHMENT C

                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

                       Directors as of September 14, 2001

Name                               Business or                            Positions with JHFS and Present Principal
                                   Residential Address                    Occupation
Ronald J. Bocage                   John Hancock Place                     Director - Vice President and
                                   P. O. Box 111                          Counsel
                                   Boston, MA  02117

David F. D'Alessandro              John Hancock Place                     Director - Chairman
                                   P. O. Box 111
                                   Boston, MA 02117

Bruce M. Jones                     197 Clarendon Street                   Director - Vice President
                                   Boston, MA  02117

Barbara L. Luddy                   200 Berkeley Street                    Director - Vice President and
                                   Boston, MA 02117                       Actuary

Robert S. Paster                   John Hancock Place                     Director - Vice President
                                   P. O. Box 111
                                   Boston, MA  02117

Robert R. Reitano                  John Hancock Place                     Director - Vice President and Chief
                                   P. O. Box 111                          Investment Officer
                                   Boston, MA 02117

Paul J. Strong                     197 Clarendon Street                   Director - Vice President
                                   Boston, MA 02117

Michele G. Van Leer                197 Clarendon Street                   Director - Vice Chairman and
                                   Boston, MA 02117                       President